

March 2, 2011

Idan Karako
Chief Executive Officer
Felafel Corp.
27 Bet Hillel Street, Unit 18
Tel Aviv Israel 67017

> **Re:** **Felafel Corp.**
> **Amendment No. 1 to**
> **Registration Statement on Form S-1**
> **Filed February 15, 2011**
> **File No. 333-171277**

Dear Mr. Karako:

We have received your response to our prior comment letter to you dated January 14, 2011 and have the following additional comments.

Registration Statement

General

1. We note your response to our prior comment two and reissue. It appears that when the purchasers purchased restrictive, illiquid shares for $0.02 a share, they agreed that they were worth $0.02 a share with the restrictions of a non-public security. We note that you are now registering a liquid, non-restrictive security. Either revise the price or explain why the changed factors do not result in a different price. Also, please provide us with a copy of the private offering memorandum and related agreements about the private offering.

Registration Statement Fee Table

2. Please revise to include the specific provision under Rule 457 for purposes of calculating the registration fee.

Outside Front Cover Page of Prospectus

3. We note your response to our prior comment four. With respect to the shares of common stock offered by the company, please identify the type of underwriting as "best efforts, minimum-maximum offering," if true. Please also describe your

plans for the return of proceeds from the sale of shares in the event you are unable to sell the minimum number of shares within 90 days from when the registration statement is declared effective. Additionally, please state the effect to investors if you are unable to secure an escrow agent.

4. Please revise to state whether a subscription may be revoked once it is accepted by you.

5. Please revise to clarify whether or not there may be extensions to the offering period. If there may be extensions to the offering period revise to state the duration of such extensions. Refer to Item 501(b)(8)(iii) of Regulation S-K.

Corporate Background, page 1

6. We note that you are a development stage company. Please revise the second paragraph to additionally state that you have not commenced any business operations to date.

7. Please revise the "Corporate Background" section to provide the information located under the "Going concern qualification," "Burn rate," "Additional cash requirements" and "Pilot restaurant opening" subsections which describe your business.

Risk Factors, page 3

8. We note your response to our prior comment 14. Please revise the subheadings "Competition with large restaurant chains in the informal eating out and fast food restaurant markets," "Laws and Regulations that affect our business," and "Potential legal claims and complaints relating to food quality and healthiness" to briefly summarize the risks disclosed in each risk factor.

If we are unable to obtain funding, our business operations will be harmed, page 5

9. Please revise the first full paragraph on page six to clarify the amount of funds you currently have available. Although you state in that paragraph that you have raised "$700 from [y]our Directors and $40,000 from a group of investors," you disclose on page two that as of February 11, 2011 you had "approximately $14,025" in cash in your bank account.

10. Please revise the last sentence of the second paragraph to clarify that additional funding in the form of equity issuances may result in dilution to the shareholders.

Use of Proceeds, page 13

11. Please reconcile your statement in the first paragraph that "we are making this offering without any minimum requirement," with your disclosure in the first paragraph on the outside cover page of the prospectus that "[t]he minimum number of shares that the Company must sell in this Offering is 2,000,000 shares."

Description of Business, page 16

The Product, page 17

12. We note your response to our prior comment 27. Please explain how a food serving containing 30 grams of fat, as stated on page 17, will appeal to health conscious people and vegetarians who understand the importance of eating salads and low fat diets.

13. Please revise your nutrition and pricing disclosure to clarify whether a felafel serving means a particular number of felafel balls, a felafel sandwich, felafel balls with salad, or some other type of meal.

14. Please explain your basis for the nutrition information provided. The information in the fourth paragraph on page 17 does not appear to coincide with the information found in the website indicated in footnote one. Additionally, it appears that a serving containing 80 grams of carbohydrates, 30 grams of protein and 30 grams of monounsaturated fat would exceed 700 calories, not the 600 calories disclosed.

Principal Markets and Marketing Strategy, page 18

15. We note your response to our prior comment 29 and your related risk factor disclosure on page seven. Please revise your prospectus summary to disclose that you have not done any market research to determine either whether anyone has attempted to introduce felafel to the Latvian market or whether the taste of felafel appeals to the Latvian public.

Liquidity and Capital Resources, page 20

16. We note disclosure that you will require $100,000 to establish a pilot restaurant. However, you will only receive $40,000 in proceeds if the minimum amount of company shares is sold in the offering. Please revise to disclose your capital resources in order for you to effectuate your plan of operation if you sell less than the maximum number of shares.

Plan of Operation, page 21

17. We note your response to our prior comment 31 and reissue in part. Please revise this section significantly to explain with greater specificity the timelines, costs involved and intended sources of funds in both establishing your pilot restaurant and franchising your concept. In providing your timelines please include the steps and milestones you will encounter along the way to reaching these goals, along with the realistic costs involved. In addition, briefly describe your anticipated advertising and marketing efforts.

Additional Equity Raises, page 22

18. Please revise to define the term "PPO" as a private placement offering, if true.

Undertakings, page II-3

19. We note your response to our prior comment 33. It appears that you have provided undertakings based on Regulation S-B. Please revise to include the appropriate undertakings from Item 512 of Regulation S-K, including the undertaking for registrants subject to Rule 430C of the Securities Act, if applicable.

Signatures, page II-4

20. Please revise so that the second half of the signature page includes signatures indicating that they are being signed by persons in the individual capacity of principal financial officer and either controller or principal accounting officer.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

· should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

· the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

· the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Theresa Messinese at (202) 551-3307 or Lyn Shenk at (202) 551-3380 if you have questions regarding comments on the financial statements and related matters. Please contact John Dana Brown at (202) 551-3859 or me at (202) 551-3642 with any other questions.

Sincerely,

Lauren Nguyen
Attorney-Advisor

cc: Carl M. Sherer, Esq.
        Fax: (253) 423-1459